UNITED MICROELECTRONICS CORPORATION

Mr. Kevin L. Vaughn, Accounting Branch Chief

Mr. Jay Webb, Reviewing Accountant

Mr. Dennis Hult, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 18, 2014

File No. 001-15128

Dear Mr. Vaughn, Mr. Webb and Mr. Hult:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2014 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”) of United Microelectronics Corporation (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

* * *

Form 20-F for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements for years ended December 31, 2012 and 2013, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 23 – Business Combinations, page F-90

Acquisition of Best Elite International Limited (Best Elite), page F-90

1.	Refer to our prior comment 2. In order to provide investors with greater insight into the bargain purchase gain and the potential impact on your future results and financial condition, please revise future filings to provide increased disclosure about the reasons that you believed you would be better able to utilize Best Elite’s assets after the acquisition of the controlling interest. Supplement these disclosures with additional discussion in Item 5 in future filings to discuss and quantify, where possible, any actual post-acquisition improvements that have occurred.

Response

The Company has respectfully noted the Staff’s comment and confirms that it will provide in future filings increased disclosure about the reasons that the Company believed it would be better able to utilize Best Elite’s assets after the acquisition of the controlling interest. The Company also confirms that it will supplement these disclosures with additional discussion in Item 5 in future filings to discuss and quantify, where possible, any actual post-acquisition improvements that have occurred.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886-2-2658-9168.

Sincerely,

/s/ Chitung Liu

Chitung Liu
Chief Financial Officer